425 WEST CAPITOL AVENUE, SUITE 1800

LITTLE ROCK, ARKANSAS 72201-3525

TELEPHONE 501-688-8800

FAX 501-688-8807

April 10, 2018

Mr. Michael Volley

Staff Accountant

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

VIA EDGAR TRANSMISSION

Re:	Home BancShares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2017

Filed February 28, 2018

File No. 000-51904

Dear Mr. Volley:

The following is the response of Home BancShares, Inc. (“Home BancShares” or the “Company”) to the Staff’s comments contained in your letter to Mr. Brian S. Davis, dated March 28, 2018. For convenient reference, this response letter duplicates the text of each enumerated Staff comment, as well as the headings contained in your letter.

Comments and Responses

Form 10-K for Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measurements, page 91

1.	We note your non-GAAP presentations on page 92 of Average Contractual Yield on Loans, Average Contractual Cost of Deposits, and Net Interest Margin exclude the impact of purchase accounting. It appears that disclosing financial metrics simply excluding the impact of purchase accounting represents an individually tailored recognition and measurement method which could result in a misleading financial metric that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations for guidance. Therefore, in future filings, including Forms 8-K, please do not disclose financial metrics that exclude the impact of purchase accounting.

Response: The Company acknowledges the Staff’s comment. As we discussed by telephone conference, the Company has included the referenced non-GAAP financial metrics in its disclosures as a result of questions received over the years from shareholders, investors and analysts regarding the

MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C. | ATTORNEYS AT LAW

MITCHELLWILLIAMSLAW.COM

Mr. Michael Volley

Office of Financial Services

United States Securities and Exchange Commission

April 10, 2018

Company’s financial performance relative to its peers and the impact of purchase accounting on its reported financial results. Because of the Company’s numerous historical acquisitions, the Company believes this information provides investors, analysts and users of its financial statements with greater insight into the Company’s financial and operating results and thus is useful in evaluating the Company’s ongoing performance relative to its peers. The Company does not believe the referenced financial metrics are misleading in violation of Rule 100(b) of Regulation G. However, in light of the Staff’s comment and based on our discussion with the Staff, the Company will revise its future filings, including Forms 8-K, to no longer disclose financial metrics that exclude purchase accounting. Specifically, the Company will omit the metrics of Average Contractual Yield on Loans, Average Contractual Cost of Deposits, and Net Interest Margin (Non-GAAP) from its narrative and tabular disclosures in such future filings. The Company instead plans to describe any purchase accounting adjustment amounts included within certain GAAP financial metrics, where applicable.

2.	We note your presentation of numerous non-GAAP measures labeled as “core” or providing adjustments for “non-fundamental” and “non-core” items. Please revise future filings to change the name of these non-GAAP measures and corresponding adjusted items to more accurately reflect its content. In this regard, the use of the word “core” or “non-fundamental” implies you are referring to your most central or essential operations and results. Adjusting for merger costs and gains and for provisions for and recoveries of loan losses, etc. implies that credit losses, credit recoveries, and acquisitions are not an inherent part of your core operations. We believe it would be appropriate to use a more descriptive title to describe these non-GAAP measures, perhaps eliminating the use of the word “core” and “non-fundamental” in its entirety.

Response: The Company acknowledges the Staff’s comment and will revise its future filings to no longer use the words “core,” “non-core” and “non-fundamental” in labeling its non-GAAP financial measures or in describing adjustments to its GAAP financial measures. The Company intends to use the terms “adjusted,” “as adjusted,” or similar terms that are more descriptive of the non-GAAP measure or the adjustments the Company is presenting.

If you have any questions or require further information, please contact me at (501) 688-8866 or dbuford@mwlaw.com.

Sincerely, MITCHELL, WILLIAMS, SELIG, GATES & WOODYARD, P.L.L.C.

By	/s/ C. Douglas Buford, Jr.
C. Douglas Buford, Jr.

CDB:jc

cc:	Mr. Brian S. Davis

Mr. John Spitz